INSURED
ICB010 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
Page 1 of

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1932

DATE ENDORSEMENT OR RIDER EXECUTED
08/21/08

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
06/14/08

* ISSUED TO
TWEEDY, BROWNE FUND, INC.

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Tweedy, Browne Fund, Inc. is comprised of:

Tweedy, Browne Global Value Fund
Tweedy, Browne Value Fund
Tweedy, Browne Worldwide High Dividend Yield Value Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2006 The Travelers Companies, Inc. Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NO.
490PB1932

DATE ENDORSEMENT OR RIDER EXECUTED
08/21/08

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY 06/14/08

* ISSUED TO
TWEEDY, BROWNE FUND, INC.

                     DELETE AN EXISTING ENDORSEMENT OR RIDER
                                MEL4165 Ed. 4-06

In consideration of the premium charged, it is understood and agreed that this bond is amended by deleting the following endorsement or rider, hereinafter called the "Deleted Endorsement or Rider". After the effective date hereof, the Deleted Endorsement or Rider is no longer a part of this bond.

Endorsement or Rider Title:

Named Insured Endorsement
(Executed date 7/21/08)

Form Number: ICB010

Edition Date: 07-04

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                       ASSISTANT SECRETARY'S CERTIFICATE

     I, Teresa M.R. Hamlin, Assistant Secretary of Tweedy, Browne Fund Inc. (the "Company"), hereby certify that the following resolutions were adopted by the Board of Directors of the Company at a meeting duly called and held on May 21, 2008, at which a quorum was present and acting throughout:

     RESOLVED, that the Board of Directors of the Company, including all of the Independent Directors, hereby approves, ratifies and confirms a fidelity bond (the "Bond") in the aggregate amount of $3,850,000 issued by St. Paul Fire and Marine Insurance Company, described at this Meeting, covering the Company in respect of covered losses attributable to, among others, officers and employees of the Company, in accordance with the requirements of Rule 17g-1 of the Investment Company Act of 1940, as amended, with a total annual premium of $13,266, and finds that such Bond is reasonable in form and amount, after considering, among other things, the value of the aggregate assets of the Funds to which any person covered under the Bond may have access and the type and terms of arrangements made for the custody and safekeeping of assets of the Funds; and further

     RESOLVED, that the Secretary or Assistant Secretary of the Company are hereby directed to make all required Securities and Exchange Commission filings with respect to the Bond.

     IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 5th day of September, 2008.


                                              /s/ Teresa M.R. Hamlin
                                              ______________________
                                              Teresa M.R. Hamlin
                                              Assistant Secretary